UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bancroft Uranium Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

059756 106

(CUSIP Number)

P. Leslie Hammond
8655 East Via De Ventura
Suite G200
Scottsdale, AZ 85258
(480)346-1460

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with copies to-
Jonathan Dariyanani
Zoma Law Group LLC
4720 Center Blvd, Suite 317
New York, NY 11109
Tel (415) 699-7121
Fax (415) 358-5548

November 20, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           059756 106

1	NAMES OF REPORTING PERSONS: P. Leslie Hammond I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
	7	SOLE VOTING POWER: 23,972,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER: 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 23,972,000
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,972,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 51.9%(1)
14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS): IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on 46,178,000 shares of common stock issued and outstanding, according to the Form 10Q filed by the Issuer on November 16, 2007.

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”), relating to shares of common stock, $0.001 par value (“Common Stock”) of Bancroft Uranium Inc. (the “Issuer”), 8655 East Via De Ventura
Suite G200, Scottsdale, AZ 85258, is being filed with the Securities and Exchange Commission (the “Commission”).

This Schedule 13D is filed on behalf of Mr. P. Leslie Hammond (the “Reporting Person”).

Item 1.           Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value (the "Shares"), of Bancroft Uranium Inc. The principal executive offices of the Company are located at 8655 East Via De Ventura, Suite G200, Scottsdale, AZ 85258.

Item 2.           Identity and Background

This statement is filed by Mr. P. Leslie Hammond, a Canadian citizen. Mr. Hammond is the President and Chief Executive Officer of the Issuer.

The business address of the Reporting Person is 8655 East Via De Ventura, Suite G200, Scottsdale, AZ 85258.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

On October, 3, 2007, the Issuer purchased 100% of the issued and outstanding stock of a private Canadian Corporation, 2146281 Ontario Limited pursuant to the Stock Purchase Agreement dated September 14, 2007, a copy of which was filed with the SEC on Form 8K on September 14, 2007 and is incorporated herein by reference.   Referenced in that Agreement was a private share sale by former President and CEO and current director Andrew Hamilton to current President and CEO and director P. Leslie Hammond of 23,972,000 of his 24,232,000 shares in the Company, leaving Mr. Hamilton with 260,000 shares and causing a change of control.  Mr. Hammond paid $30,000 for the shares in the form of a full recourse promissory note due in 12 months at 5% interest.

Item 4.           Purpose of the Transaction

The purpose of the transaction was for Mr. P. Leslie Hammond to gain control of the Issuer. The common stock was purchased in connection with the Issuer’s purchase of 2146281 Ontario Limited, where Mr. Hammond was the sole officer.  Under the Stock Purchase Agreement, it was contemplated that Mr. Hammond would become the beneficial owner of the majority of the shares of the Issuer, by purchasing them in a private sale from Mr. Hamilton.

Item 5.           Interest in Securities of the Issuer

(a)     As of the date hereof P. Leslie Hammond beneficially owns 23,972,000 shares of Common Stock of the Issuer which represents 51.9% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the shares beneficially owned by the Reporting Person as of the date hereof by (ii) 46,178,000 shares of Common Stock outstanding as reported in a filing on Form 10Q filed by the Issuer with the SEC on November 16, 2007.

(b)     P. Leslie Hammond has the power to vote and dispose of 23,972,000 of the shares of Common Stock of the Issuer that he holds.

(c)     The transactions in the Issuer’s securities by the Reporting Person in the last sixty days are as follows:

None other than the 23,972,000 listed above.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the purchase and sale of the 23,972,000 shares listed above and other than as concerns the purchase of 2146281 Ontario Limited , there are no arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

Exhibit 99.1
Stock Purchase Agreement between Issuer and 2146281 Ontario Limited, Dated September 14, 2007 as filed previously on Form 8K as Exhibit 2.1 on September 14, 2007 and (incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 3, 2007	/s/ P. Leslie Hammond
P. Leslie Hammond